                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                          CHICAGO DOCK & CANAL TRUST
                               (Name of Issuer)

                          COMMON STOCK, NO PAR VALUE
                        (Title of Class of Securities)

                                   167339100
                                (CUSIP Number)

                             Rodd M. Baxter, Esq.
                               Cowen & Company
                               Financial Square
                           New York, New York 10005
                                (212) 495-5618
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 June 15, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [X]

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:  Six copies of this  statement, including all exhibits, should be  filed
with the Commission.   See Rule 13d-l(a) for other parties  to whom copies are
to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                              SEC 1746 (12-91)

                                 SCHEDULE 13D




 CUSIP No.    167339100
                             PAGE 2 OF 10 PAGES





    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                               Cowen & Company
                                                                 13-5616116

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a)   []
          (b)   [X]



    3     SEC USE ONLY


    4     SOURCE OF FUNDS (See Instructions)

                                                                   PF, 00

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
          []


    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                  New York

                        7      SOLE VOTING POWER
      NUMBER OF
       SHARES                                                                 75,100
    BENEFICIALLY        8      SHARED VOTING POWER
      OWNED BY
        EACH                                                                 225,400
      REPORTING
       PERSON           9      SOLE DISPOSITIVE POWER
        WITH
                                                                              75,100

                        10     SHARED DISPOSITIVE POWER

                                                                             445,100

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                                                                 520,200

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

          []



    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                    9.0%

    14    TYPE OF REPORTING PERSON (See Instructions)

                                                                 BD, IA, PN



         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D




 CUSIP No.    167339100
                              Page 3 of 10 Pages





    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                             Cowen Incorporated


    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a)   []
          (b)   [X]


    3     SEC USE ONLY


    4     SOURCE OF FUNDS (See Instructions)

                                                                   AF, 00

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
          []



    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                  New York

                        7      SOLE VOTING POWER
      NUMBER OF
       SHARES                                                                 75,100
    BENEFICIALLY        8      SHARED VOTING POWER
      OWNED BY
        EACH                                                                 225,400
      REPORTING
       PERSON           9      SOLE DISPOSITIVE POWER
        WITH
                                                                              75,100

                        10     SHARED DISPOSITIVE POWER

                                                                             445,100
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                                                                 520,200

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          []



    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                    9.0%

    14    TYPE OF REPORTING PERSON (See Instructions)

                                                                     CO



         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D




 CUSIP No.    167339100
                             Page 4 of 10 Pages





    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                               Joseph M. Cohen


    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)   []
          (b)   [X]



    3     SEC USE ONLY


    4     SOURCE OF FUNDS (See Instructions)

                                                                   AF, 00

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
          []



    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                  United States

                        7      SOLE VOTING POWER
      NUMBER OF
       SHARES                                                                 75,100
    BENEFICIALLY        8      SHARED VOTING POWER
      OWNED BY
        EACH                                                                 225,400
      REPORTING
       PERSON           9      SOLE DISPOSITIVE POWER
        WITH
                                                                              75,100

                        10     SHARED DISPOSITIVE POWER

                                                                             445,100

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                                                                 520,200

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          []



    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                    9.0%

    14    TYPE OF REPORTING PERSON (See Instructions)

                                                                     IN



         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer.

          This statement containing the information required by Schedule 13D (the "Statement") relates to the common stock, no par value (the "Shares"), of Chicago Dock & Canal Trust, a corporation organized under the laws of the State of Illinois (the "Trust"), which has its principal executive offices at 455 East Illinois Street, Suite 565, Chicago, Illinois 60611.


Item 2.   Identity and Background.

          This Statement is being filed by: (i) Cowen & Company, a New York limited partnership ("Cowen"), (ii) Cowen Incorporated, a corporation organized under the laws of the State of Delaware ("Cowen Inc."), and (iii) Mr. Joseph M. Cohen (collectively with Cowen and Cowen Inc., the "Reporting Persons").

          Cowen's principal business address is Financial Square, New York, New York 10005. The principal business of Cowen is a registered broker-dealer.

          Cowen Inc. is the sole general partner of Cowen. Cowen Inc.'s principal business address is Financial Square, New York, New York 10005. The principal business of Cowen Inc. is to act as the sole general partner of Cowen.

          Mr. Joseph M. Cohen is a director and the Chief Executive Officer of Cowen Inc. Mr. Cohen serves as the sole voting trustee (the "Voting Trustee") of a voting trust, the corpus of which is the voting stock of Cowen Inc., and thereby is the sole controlling person of Cowen Inc. The principal occupation of Mr. Cohen is to serve as Chief Executive Officer of Cowen and Cowen Inc. Mr. Cohen is a citizen of the United States.

          Mr. Robert Greenberger is a director and an executive officer of Cowen Inc. The principal occupation of Mr. Greenberger is to serve as Director of Tax of Cowen. Mr. Greenberger is a citizen of the United States. The principal business address of Messrs. Cohen and Greenberger is Financial Square, New York, New York 10005.

          Mr. Raymond W. Merritt is a director of Cowen Inc. The principal occupation of Mr. Merritt is the practice of law as a partner at the law firm of Willkie Farr & Gallagher. Mr. Merritt is a citizen of the United States. The principal business address of Mr. Merritt is One Citicorp Center, 153 East 53rd Street, New York, New York 10022.

          None of the Reporting Persons and Messrs. Greenberger and Merritt has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

          The aggregate cost of the Shares beneficially owned by Cowen was approximately $5,485,628. Of these Shares, 28,100 were acquired using $254,586 of funds in a Cowen investment account and 492,100 Shares were acquired using $5,231,042 of available funds held in Cowen's clients' investment management accounts for which Cowen serves as discretionary investment manager. Some of these investment management accounts are margin accounts maintained with Cowen which extends margin credit to its clients as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations and Cowen's credit policies. However, to the best knowledge of Cowen, none of its margin account clients incurred any borrowing in connection with the acquisition of the Shares.


Item 4.   Purpose of Transaction.

          Cowen acquired the Shares for the purpose of making an investment in the Trust. Cowen may from time to time acquire additional Shares through open market or privately negotiated transactions depending on existing market conditions and other considerations discussed below. Cowen intends to review its investment in the Trust on a continuing basis and, depending upon the price and availability of the Shares, subsequent developments affecting the Trust, the Trust's business and prospects, other investment and business opportunities available to Cowen and its clients, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of its investment in the Trust.

          On June 15, 1995, Cowen became a signatory (a "Signatory") to a shareholders' letter to the Trust (the "Shareholders' Letter"). The other Signatories of the Shareholders' Letter are Private Capital Management, Inc. and Fred Eychaner, neither of which is an affiliated person of Cowen. The Shareholders' Letter requested that the Trust inform the Signatories of the Trust's plan with respect to modifying the composition of the Board of Trustees of the Trust so as to better reflect the composition of the shareholders of the Trust. The Reporting Persons expressly disclaim membership in any group with respect to the Shares.

          Except as set forth herein, none of Cowen, Cowen Inc., and Messrs. Cohen, Greenberger and Merritt has any plans or proposal which relate to or would result in (a) the acquisition by any person of additional securities of the Trust, or the disposition of securities of the Trust; (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Trust or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Trust or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Trust;
(e) any other material change in the Trust's business or corporate structure;
(f) changes in the Trust's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Trust by any person; (g) causing a class of securities of the Trust to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Trust becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (i) any action similar to any of those enumerated above.


Item 5.   Interest in Securities of the Issuer.

          (a)-(b). As of the date hereof, the aggregate number and percentage of outstanding Shares beneficially owned by Cowen, Cowen Inc. (in its capacity as the sole general partner of Cowen) and Mr. Cohen (in his capacity as the Voting Trustee), including the number of Shares as to which they have sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, is set forth as follows:

               Aggregate number of
               shares beneficially owned:         520,200

               Number of shares with
               sole power to vote:                 75,100

               Number of shares with
               shared power to vote:              225,400

               Number of shares with
               sole power to dispose:              75,100

               Number of shares with
               shared power to dispose:           445,100

          Cowen shares voting and dispositive power as to 225,400 and 445,100 Shares, respectively, with certain clients of Cowen Asset Management, a division of Cowen. In the regular course of its business, Cowen Asset Management manages securities held in the investment managements account of its clients. None of these clients individually own beneficially more than five percent of the outstanding Shares.

          As of January 31, 1995, the number of Shares outstanding, as reported by the Trust in its Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 1995, was 5,783,800. The number of Shares beneficially owned by the Reporting Persons represents 9.0% of the outstanding Shares.

          None of Messrs. Greenberger and Merritt has any beneficial ownership in any Shares.


          (c). Within the sixty (60) days prior to June 15, 1995, Cowen effected on behalf of its clients with market makers in the Shares the following purchases of the Shares for its clients' investment management accounts:

          Purchase Date  Number of Shares    Per Share Price

          4/18/95        1,000               $ 11 1/8
          4/19/95        1,000               $ 11 1/8
          4/20/95        1,000               $ 11 1/4
          4/25/95        5,000               $ 11 1/8
          4/26/95        2,500               $ 11 1/8
          5/05/95        6,000               $ 12

          (d). Clients of Cowen having Shares held in their investment management accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the Shares. None of such clients have any interest relating to more than five percent of the Shares.

          (e).  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None

Item 7.   Material to Be Filed as Exhibits.

          Letter, dated June 15, 1995, from Cowen Asset Management, Private Capital Management, Inc. and Fred Eychaner to Mr. Charles R. Gardner, President of the Trust, attached hereto as Exhibit A.

          Joint Filing Agreement among the Reporting Persons, attached hereto as Exhibit B.


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 26, 1995



                              COWEN & COMPANY

                                By: COWEN INCORPORATED
                                    Its General Partner


                                   By:  /s/ David Sarns
                                        Name:  David Sarns
                                        Title: Managing Director


                              COWEN INCORPORATED


                              By:  /s/ David Sarns
                                   Name:  David Sarns
                                   Title: Managing Director




                              /s/ Joseph M. Cohen
                              Joseph M. Cohen